United States securities and exchange commission logo





                             February 1, 2023

       David Lee
       Chief Financial Officer
       Motorcar Parts of America, Inc.
       2929 California Street
       Torrance, CA 90503

                                                        Re: Motorcar Parts of
America, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed June 14, 2022
                                                            File No. 001-33861

       Dear David Lee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Note 2. Summary of Significant Accounting Policies
       Segment Reporting, page F-7

   1. We note your disclosure that your business comprises three separate operating segments that "meet all
the aggregation criteria and are aggregated." Please identify your operating segments and
tell us in sufficient detail how you determined your operating segments meet all
aggregation criteria described in ASC 280-10-50-11. In particular, explain how you
determined all operating segments have similar economic
                                                        characteristics.
       Note 16. Income Taxes, page F-27

   2. Pursuant to Rule 4-08(h) of Regulation S-X, please disclose the domestic and foreign components of your
income (loss) before income tax expense.
 David Lee
Motorcar Parts of America, Inc.
February 1, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephany Yang at (202) 551-3167 or Andrew Blume at (202) 551-3254
with any questions.



FirstName LastNameDavid Lee                               Sincerely,
Comapany NameMotorcar Parts of America, Inc.
                                                          Division of
Corporation Finance
February 1, 2023 Page 2                                   Office of
Manufacturing
FirstName LastName